UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SigmaTron International, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

82661L101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82661L101

1	NAMES OF REPORTING PERSONS The Terry B. Anderton Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 250,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.11%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82661L101

1	NAMES OF REPORTING PERSONS Terry B. Anderton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 252,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 252,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.15%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82661L101

1	NAMES OF REPORTING PERSONS Terry B Anderton Roth IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.03%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

ITEM 1.

(A) NAME OF ISSUER	SigmaTron International, Inc.

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE	2201 Landmeier Road
Elk Grove Village, IL 60007

ITEM 2.

(A) NAME OF PERSON FILING	Terry B. Anderton

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE	51 Depot Rd Hampton Falls NH 03844

(C) CITIZENSHIP	United States of America

(D) TITLE OF CLASS OF SECURITIES	Common Stock

(E) CUSIP NUMBER	82661L101

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☐	An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

☐	Group, in accordance with section 240.13d 1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	See the responses to Item 9 on the attached cover pages.

(b) Percent of class:	See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:	See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:	See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:	See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2023

		By:	/s/ Terry B. Anderton
		Name:	Terry B. Anderton